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                            September 20, 2023

       Jared M. Wolff
       Chairman, President and Chief Executive Officer
       Banc of California, Inc.
       3 MacArthur Place
       Santa Ana, California 92707-7704

                                                        Re: Banc of California,
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed August 28,
2023
                                                            File No. 333-274245

       Dear Jared M. Wolff:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Summary, page 16

   1.                                                   Consider including
organizational charts depicting the entities and changes in ownership and board
representation before and after the consummation of the transaction and investment agreement
with Warburg and Centerbridge.
   2. We note disclosure in the Form S-4, investor presentation and elsewhere that BANC and
                                                        PACW shall cooperate to
identify certain pools of assets to be disposed of in a balance sheet repositioning.
For example, we note the risk factor on page 37 stating that the success of the merger
will depend, in part, on the ability of BANC and PACW to dispose certain assets in the
planned balance sheet repositioning. We also note the page 26 disclosure about
reimbursement provisions. Please revise the Summary to provide expanded disclosure
explaining the key elements of the planned balance sheet
 Jared M. Wolff
FirstName LastNameJared
Banc of California, Inc. M. Wolff
Comapany 20,
September NameBanc
              2023 of California, Inc.
September
Page 2    20, 2023 Page 2
FirstName LastName
         repositioning, including assets identified for disposal, the approximate dollar value of such assets, the timing of such disposal, etc. Please also address planned repayment of "$13 billion of BANC and PACW wholesale borrowings by closing," as referenced on page
         105.
Risk Factors, page 34

3. Please include a risk factor addressing PACW shareholders receiving an implied value per share less than the value of the shares at the time of the announcement.
4. We note statements referring readers to Exchange Act reports BANC and PACW "may file with the SEC after the date of this joint proxy statement/prospectus." With a view to clarifying disclosure where appropriate, including on pages 34 and 201, please advise us if you intend to incorporate by reference filings by PACW.
Background of the Mergers and the Investments, page 71

5. Please revise and expand your background discussion to provide more detailed disclosure regarding key negotiation considerations and how they changed over time. Currently, the background disclosure references negotiation topics without providing details or explaining their significance or how they may have changed before being reflected in the proposed initial business combination. Please identify the key negotiation considerations as well as how and why material terms were revised over time. As non-exclusive examples, we note that:
             On June 12 PACW was no longer in active discussions with any party; however, you state that on June 16 Messrs. Wolff and Taylor communicated "to further discuss a potential transaction." It is unclear when the parties began negotiations. In this regard, you also state that Mr. Wolff had discussions in mid-June regarding
             "restarting negotiations."
             Messrs. Wolf and Taylor exchanged "ideas on certain aspects" of a transaction on or about June 16; however, you do not identify the ideas or aspects; The parties discussed "various topics related to the proposed transaction, including
             the exchange ratio, closing conditions, regulatory matters, governance matters..." But you do not identify the subject matter for each topic or the initial terms that were discussed;
             BANC's LOI proposed that BANC would procure $350 million of equity financing;
             however, you do not clarify PACW's response to the proposal, when and why the financing increased to $400 million, or the extent to which the equity investors participated in the negotiations of the exchange ratio and other terms;
             On or after June 29, the parties discussed "a framework for establishing the 'at market' fixed exchange ratio, additional details regarding the governance and management of the combined company..." But you do not explain what framework was discussed or whether the parties discussed specific ratios and related values;
             At the same meeting, the parties discussed the disposition of "certain assets" in connection with the planned repositioning; however, you do not clarify which party
 Jared M. Wolff
FirstName LastNameJared
Banc of California, Inc. M. Wolff
Comapany 20,
September NameBanc
              2023 of California, Inc.
September
Page 3    20, 2023 Page 3
FirstName LastName
              proposed dispositions or what framework was discussed for the disposition of assets.
              In this regard, it appears from the investor presentation and disclosure on page 40 about repositioning "to minimize capital and liquidity risk of the combined company"
              that the parties may have negotiated specific assets for disposal. Please revise the background to identify the assets and address any such negotiations; and
                "Certain compensation matters" were discussed on July 20; however, you do not identify the matters or how they evolved to to be part of the final proposed transaction.

         Additionally, ensure your disclosure is clear about the persons materially involved in negotiations or meetings or other activities. For example, where you refer to the "board of directors" or "management," please clarify which members of the board were in attendance or indicate that the entire board was present, if true.
6. We note that the management of BANC and PACW engaged in reviews and discussions of long-term strategies and objectives, including transactions with other financial institutions. In particular, you state on page 73 that two parties expressed interest in an all cash transaction and received draft forms of definitive documentation, but discussions concluded due to each party's inability to commit or procure the required capital. It is unclear if the parties could not agree to the consideration amount, the extent to which financing needed to be assured, or otherwise. Please further clarify any letters of intent or similar agreements with such potential target companies. Please clarify why the board of
         PACW decided to pursue the merger with BANC instead of these transactions and expand the background section to explain why both BANC and PACW chose to do this merger at this time, as opposed to other merger opportunities or other strategic options in the past.
PACW's Reasons for the Mergers; Recommendation of the PACW Board of Directors, page 80

7. We note that a number of the implied values of PACW addressed by PSC fall outside the range or actual value offered to shareholders. As non-exclusive examples, we note the negative amounts in the table on page 93 regarding transaction price per share, the relatively larger implied ownership percentages suggested by the table on page 94, and the comparable larger company contribution to the board on page 98. Please state whether the board considered these factors in arriving at its recommendation. Opinion of BANC's Financial Advisor, page 82

8. The fourth bullet point on page 83 indicates that JPM reviewed and relied upon the estimated amount and timing of the cost savings, defined as "Synergies." Please reconcile with the statement at the top of page 84, which states that JPM "expresses no view as to such analyses or forecasts (including the Synergies)." Similarly, please reconcile for the
         PSC disclosures addressing projections but stating on page 92 that PSC "expressed no opinion as to such projections."
9. If material please revise to clarify the "certain aspects of the mergers" on page 83 and
 Jared M. Wolff
Banc of California, Inc.
September 20, 2023
Page 4
         "certain merger adjustments" on page 84.
Opinion of PACW's Financial Advisor, page 90

10. Please revise to clarify how the discount rates were determined, including the inputs and assumptions underlying the different discount rates used. For example, it is unclear why the discount rate for PACW is 15% to 20%, and the rate for BANC is 8% to 12%.
11. If material please revise to clarify the "certain adjustments" for current expected credit losses referenced on page 100.
Contribution Analysis, page 94

12. We note your tabular presentation disclosing the relative contribution of PACW and
         BANC to the combined company. Please include a discussion of what these measures
         (e.g., Adjusted Tangible Common Equity     Inclusive of Loan Fair
Value, Most Recent
         Quarter Core Net Income to Common, etc.) represent, how they are defined, how they are used and why they are meaningful to investors. In addition, for any non-GAAP measures, please revise to include a reconciliation of the non-GAAP measure to the most directly comparable GAAP financial measure.
13. As it relates to your disclosure in footnote 2 to the table, we note that the Adjusted
         Tangible Common Equity     Inclusive of Loan Fair Value measure
appears to give effect
         to loan fair value marks per PACW and BANC 10-Qs filed May 11, 2023 and May 8,
         2023 and assuming a 25% tax rate on loan fair values. Given that it appears the financial information and measures are based on results from the quarterly period ended June 30,
         2023, please tell us why the adjustments to give effect to loan fair value marks are based on information for the quarterly period ended March 31, 2023.
Certain Unaudited Prospective Financial Information
Certain Street Consensus Estimates for BANC, page 103

14. Please revise to clarify the assumptions underlying the figures provided on page 103, including net income growth of 7% in 2025, dividend payout ratio of 29% and annual asset growth of 3% beginning in 2025. Similarly revise page 104 for the projections in the table under Certain Internal Management Projections for PACW.
The Merger Agreement, page 118

15. We note the statement on page 129 that covenants relate to the disposition by each PACW and BANC of certain pools of assets. We also note the disclosure on page 40 that neither
FirstName LastNameJared M. Wolff
       BANC's nor PACW's balance sheet repositioning is a condition to consummate the first
Comapany   NameBanc
       merger.         of California,
               Please revise          Inc.
                             where appropriate to clarify the obligation of the
parties to
       implement
September         thePage
           20, 2023   planned
                          4 balance sheet repositioning.
FirstName LastName
 Jared M. Wolff
FirstName LastNameJared
Banc of California, Inc. M. Wolff
Comapany 20,
September NameBanc
              2023 of California, Inc.
September
Page 5    20, 2023 Page 5
FirstName LastName
Combined Company Governance, page 129

16.      We note disclosure on page N-26 of PACW   s Risk Appetite Statement
setting forth    risk
         targets and tolerance ranges.    We also note disclosure on page 96 of
the PACW Form 10-
         Q for the quarter ended June 30, 2023 regarding monthly measures of interest rate risk
         under    pre-established limits" that may result in an adjustment to asset and liability mix.
         Please revise to provide a materially complete description of how PACW sought to manage risks due to changes in interest rates and other material
impacts on the registrant   s
         operational facts and circumstances, including any management or corporate governance controls or procedures for identifying and responding to rapid changes in interest rates due to or as a result of exogenous or unknown factors. For example, please clarify the pre-
         established limits and, with a view to disclosure, advise us of the extent to which the
         ALCO and/or other relevant committees approved risk profiles that did not conform to management and board risk tolerances.
17. Additionally, for the combined company, clarify the extent to which such limits employed by PACW and BANC and other policies and controls are anticipated to change as a result of planned integration, economic and other developments, or other factors.
18. We note from page 108 that BANC's former Executive Vice President and Chief Risk
         Officer terminated employment on June 30, 2023. It appears from the BANC website that
         Olivia Lindsay is the current CRO and that Ms. Sullivan terminated employment on June
         30, 2023. Please clarify the timing of the transition. Please also disclose the extent to which PACW and BANC have preliminarily agreed to a post-consummation structure for board oversight of financial risks, including operational, cybersecurity and other risks.
Conversion Rights, page 150

19. Please advise us of the business reasons for the conversion rights described on page 150, including the circumstances of a "widespread public distribution." Material U.S. Federal Income Tax Considerations, page 153

20. We refer you to the second full paragraph on page 154. Please remove the statement
         "[a]ssuming the mergers qualify as a 'reorganization,'" as it assumes the conclusion.
Unaudited Pro Forma Condensed Combined Financial Information
Basis of Pro Forma Presentation, page 157

21. We note your pro forma presentation includes separate columns depicting transaction adjustments and financing adjustments. Please revise your disclosures to more clearly describe and define the activities, transactions given effect to and entities involved within each of these two categories of adjustments.
 Jared M. Wolff
FirstName LastNameJared
Banc of California, Inc. M. Wolff
Comapany 20,
September NameBanc
              2023 of California, Inc.
September
Page 6    20, 2023 Page 6
FirstName LastName
Notes to Unaudited Pro Forma Condensed Combined Financial Statements
1. Basis of Presentation, page 165

22. We note your disclosure that one-time direct and incremental transaction costs anticipated to be incurred prior to, or concurrent with, the closing of the transaction will be expensed as incurred under ASC 805 and are assumed to be cash settled. Please revise your disclosures to quantify the amount of one-time direct transactional costs. In addition, tell us why they are assumed to be cash settled or revise to state if they will, in fact, be cash settled.
2. Adjustments to the Unaudited Pro Forma Condensed Combined, page 165

23. We note your tabular presentation of the preliminary purchase price allocation, for your pro forma adjustment (A), on page 166. Please revise your explanatory notes to more clearly identify and describe the specific inputs and assumptions, for this and any other relevant pro forma adjustments where significant assumptions were utilized, used in your preliminary purchase price allocation and your related basis in using them. In addition, tell us and revise to explain how the amounts, and related adjustment amounts, in this table reconcile to the adjustment amounts depicted on the pro forma balance sheet on page 159 for the following line items:
             Intangibles;
             Other assets;
             Interest-bearing deposits; and
             Other liabilities.
24. We note your description in footnote 2 to the table, on page 166, that the carrying values of all other assets and liabilities were assumed preliminarily to approximate fair value. Please tell us and revise your disclosures to describe what valuation work was performed over these other assets and other liabilities and how it was determined that carrying values approximate fair value.
25. We note that your disclosures regarding adjustment (H). Please revise your disclosures to provide additional details regarding the terms, conditions, entities and other relevant details of this sale and subsequent pay down of debt. For example, describe, quantify and clarify whose assets are being sold, terms and price of the sale, whose debt is being paid down and what tranches of debt, as well as to discuss any expected timing. In this regard, we note that Exhibit 99.1 of the 8-K dated July 25, 2023 for both BANC and for
         PACW includes what appear to be some relevant details, such as on slides 12 and 24.
3. Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Statement of Operations for the Six months ended June 30, 2023, page 167

26. We note your description in adjustment (AA)(2) giving pro forma effect to interest expense related to 1) FHLB advances and 2) long-term debt due to the fair value impact from the purchase price allocation. Please tell us and revise to disclose why there is no
 Jared M. Wolff
FirstName LastNameJared
Banc of California, Inc. M. Wolff
Comapany 20,
September NameBanc
              2023 of California, Inc.
September
Page 7    20, 2023 Page 7
FirstName LastName
         interest expense pro forma adjustment relating to your interest bearing deposits for the six months ended June 30, 2023. In this regard, we note your adjustment
(DD)(2) does appear
         to give pro forma effect to interest expense for your interest bearing deposits for the year ended December 31, 2022.
27. We note your description in adjustments (BB) and (EE) that the tax impact of all pro forma adjustments is calculated using the marginal tax rate of 28.9% and whether it is the statutory rate in effect during the periods. Please revise your disclosures to describe how you determined the marginal tax rate of 28.9% and whether it is the same as the statutory rate in effect during the periods. To the extent that these rates are based on any assumptions, unusual effects of loss carryforwards or other aspects of tax accounting, an explanation should be provided in a note to the pro forma financial statements. Refer to
         Rule 11-02(b)(5) of Regulation S-X.
28. We note your description of adjustments (CC) and (HH) reflects a reduction in both interest income and interest expense related to the sale of certain assets and pay down of debt reflected at adjustment (H). Please revise your footnote disclosures to more clearly disclose the calculation and reconciliation the adjustment amounts for the periods presented by line item. For example, include quantitative details associated with the sale of the certain assets and pay down of debt, including carrying amounts, interest rate and other applicable terms.
Annex K: PACW Annual Report on Form 10-K
Non-GAAP Measurements
Tangible Common Equity Ratio and Tangible Book Value Per Common Share, page
K-49

29.      We note your disclosure of    Adjusted tangible common equity    here
and elsewhere
         (pages L-59, L-152), which appears to include an adjustment to add back Accumulated other comprehensive loss (income). Please tell us if you intend to continue using and disclosing this non-GAAP measure, in future filings, after the business combination.
Annex L: PACW Quarterly Reports on Form 10-Q
Asset/Liability Management and Interest Rate Sensitivity
Interest Rate Risk, page L-178

30. We note your disclosure that the Executive ALM Committee and Finance Committee of
         the Company   s Board of Directors review the results of your NII
simulation analysis and
         MVE modeling analyses quarterly, and if hypothetical changes to interest rates cause changes to your simulated net present value of equity and/or net interest income outside of your pre-established limits, you may adjust your asset and liability mix in an effort to bring your interest rate exposure within your established limits. Please respond to the following:
             Tell us whether there were any instances where your simulated net present value of equity and/or net interest income fell outside of your pre-established limits during the year ended December 31, 2022 or six months ended June 30, 2023. If so, disclose in
 Jared M. Wolff
FirstName LastNameJared
Banc of California, Inc. M. Wolff
Comapany 20,
September NameBanc
              2023 of California, Inc.
September
Page 8    20, 2023 Page 8
FirstName LastName
              your Form S-4 those instances, and describe all actions taken to address your exposure.
                Tell us whether you have made any changes to the pre-established limits you establish for purposes of evaluating your simulated net present value of equity and/or net interest income during the year ended December 31, 2022 or six months ended
              June 30, 2023. If so, disclose in your Form S-4 the nature of the changes and the factors driving the changes.
31. We note your disclosure on page K-141 that you use derivatives to manage exposure to market risk, primarily foreign currency risk and interest rate risk, and to assist customers with their risk management objectives. We also note that on page L-178, you discuss and quantify the use of derivatives used to manage foreign currency exposure market risk, but we do not see a similar discussion of the use of derivatives in your discussion of interest rate risk. Please provide a qualitative discussion in the Form S-4 of how derivatives are used to manage interest rate risk, including the volume and types of derivatives and any changes in strategy during the periods presented. See Item 305(b)(1)(ii) of Regulation S-
         K. Additionally, consider disclosing quantitative information about the impact the use of derivatives had on managing your interest rate risk and clarify whether the disclosed outputs from your NII simulation analysis and MVE modeling reflect the impact of any derivatives used to manage interest rate risk.
General

32. We note your disclosure on page 144 that, following the 90th day after the date of the
         Warburg investment closing, the Warburg investors or any of their transferees, may request to exchange all of a portion of their BANC non-voting common equity for shares of BANC common stock. Please revise the Questions and Answers section, the Summary section and elsewhere as appropriate to describe the exchange provision.
33.      Please refer to the PACW disclosures provided in Annex N. We note there is no
         disclosure of PACW's compensation policies and practices as they relate to risk management and employee compensation, including with respect to non-executive officers and risk-taking incentives. It appears the registrant concluded its compensation policies and practices are not reasonably likely to have a material adverse effect on the registrant pursuant to Item 402(s) of Regulation S-K. Please advise us of the basis for such conclusion and describe the process undertaken to reach that conclusion.
34. Please revise to quantify the information discussed when material so that shareholders can assess the disclosures and risks. For example, we note the following narrative statements do not include quantitative information that appears available:
             Page 38 refers to anticipated integration costs and similar expenses, which were addressed and quantified in the July 25, 2023 investor
presentation;
             Page 41 refers to PACW's outstanding debt obligations;
             Page 42 refers to a percentage ownership "that is smaller than the holder's percentage" prior to the merger;
 Jared M. Wolff
FirstName LastNameJared
Banc of California, Inc. M. Wolff
Comapany 20,
September NameBanc
              2023 of California, Inc.
September
Page 9    20, 2023 Page 9
FirstName LastName
                Page 72 refers to available liquidity by drawing on a number of sources, including
              "available federal facilities," without quantifying the approximate amounts;
                Page 78 refers to "anticipated benefits," which were addressed in the investor presentation but are not quantified here; and
                Page 80 refers to "additional liquidity through a targeted balance sheet repositioning,"
              without providing quantified disclosure.
35. We note the discussion of liquidity in Annex K and Annex L. Please revise where
         appropriate to address PACW   s sources of funding and "[i]mmediately
available
         liquidity," including brokered deposits, to address the extent to which accessing such sources would involve realizing material losses or other potential consequences, such as dividend restrictions or significant reductions in net interest margin. Please further clarify incidents of not being "in compliance with funding concentration liquidity" and other guidelines, and describe the actions being taken to address any such incidents.
         Additionally, please discuss activities to reposition the balance sheet to improve liquidity and address timing differences in the maturity and repricing of assets and liabilities and off-balance sheet positions. In addition to any balance sheet repositioning, please clarify activities such as reduced dividends, promotional efforts to retain or gain deposits, or increase brokered deposits.
36. Additionally, please include a supplemental discussion of your liquidity and capital resources for the combined company. Ensure your disclosures include details regarding the combined company's available sources of liquidity, total borrowing capacity separately by type of borrowing capacity, borrowings outstanding, remaining capacity, as well as other sources of liquidity, such as cash, securities, etc. in order to understand the company's total available liquidity. In addition, discuss any liquidity policy guidelines and metrics the combined company plans to use to manage its liquidity, such as different type of funding or coverage ratios and if not, planned actions to be taken.




        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

         You may contact Cara Lubit at (202) 551-5909 or Robert Klein at (202) 551-3847 if you
 Jared M. Wolff
Banc of California, Inc.
September 20, 2023
Page 10

have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at (202) 551-8819 or James Lopez at (202) 551-3536 with any other questions.



                                                          Sincerely,
FirstName LastNameJared M. Wolff
                                                          Division of
Corporation Finance
Comapany NameBanc of California, Inc.
                                                          Office of Finance
September 20, 2023 Page 10
cc:       Sven G. Mickisch
FirstName LastName